(Check One):	UNITED STATES	OMB APPROVAL
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
	Washington, D.C. 20549	Expires: March 31, 2006
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	FORM 12b-25	SEC FILE NUMBER: 333-123636
CUSIP NUMBER

NOTIFICATION OF LATE FILING

For Period Ended: 12/31/2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASG Consolidated LLC

Full Name of Registrant

Former Name if Applicable

2025 First Avenue, Suite 900

Seattle, Washington 98121

Address of Principal Executive Office

ASG Finance, Inc.

Full Name of Registrant

Former Name if Applicable

2025 First Avenue, Suite 900

Seattle, Washington 98121

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of finalizing its consolidated financial statements for the year ended December 31, 2005. Accordingly, the Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2005 by the deadline prescribed under Securities and Exchange Commission rules and regulations without unreasonable effort and expense. The delay in filing is primarily due to the impact of the November 2005 contribution of the Registrant’s European operations, which required the committment of substantial internal accounting resources, the late receipt of information from third parties relating to certain contingent obligations and a significant transaction among the ultimate equity holders of the Registrant in February 2006 that diverted the time and attention of key financial personnel within the Registrant, which otherwise would have been focused on the preparation of its financial statements.

SEC 1344 (03-05)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew D. Latimer (Name)	(206) 374-1515 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASG Consolidated LLC

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 03/31/2006	By	/s/ Brad Bodenman
Brad Bodenman
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

We anticipate significant changes in the results of operations for the year ended December 31, 2005 compared to the corresponding period in 2004. We currently estimate that for the year ended December 31, 2005, we will report a net income of $22.2 million. This compares to a net loss of $31.5 million for the corresponding period of the prior year. We believe the anticipated increase in net income over the prior fiscal year is primarily attributable to (1) increased sales prices and (2) increases in other income (expense), net, which were attributable primarily to unrealized gains in foreign exchange and other derivatives in 2005 and (3) significant write-offs in 2004 related to a recapitalization transaction and the goodwill associated with our catfish operations. The foregoing estimates of our results of operations for the year ended December 31, 2005 and the corresponding period in 2004 are subject to change pending the completion by KPMG LLP, our independent auditors, of their audits of the annual financial statements.